Corporate Presentation

Alterity Therapeutics

June 2026

Forward looking statements

This presentation may contain some statements that may be considered "Forward-Looking Statements", within the meaning of the US Securities Laws. Thus, any forward-looking statement relating to financial projections or other statements relating to the Company's plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially. For a discussion of such risks and uncertainties as they relate to us, please refer to our 2025 Form 20-F, filed with US Securities and Exchange Commission, in particular Item 3, Section D, titled "Risk Factors."

Alterity THERAPEUTICS

Alterity THERAPEUTICS

Alterity is a late clinical stage biopharmaceutical company dedicated to developing treatments for neurodegenerative diseases

- Alterity means the state of being different
- Our goal is to slow the course of disease progression
- We strive to create an alternate future and improve patient quality of life

Redefining Neurodegenerative Disease Therapy

A Potential First-in-Class, Disease-Modifying Therapy for Multiple System Atrophy (MSA)

Compelling Phase 2 Efficacy on FDA-Endorsed Endpoint

- Up to 46% slowing of disease progression v. placebo ($p<0.05$) on FDA-endorsed endpoint*
- Favorable safety profile with no drug-related serious adverse events

Unmet Need with Significant Commercial Potential

- MSA is a rare, rapidly progressive disease (up to 50,000 U.S. patients)
- Independent assessment supports ~$US2.4B global peak sales opportunity in MSA

Differentiated, Disease-Modifying Approach for MSA

- Oral iron chaperone ATH434 targets excess reactive iron and α-synucleinopathies
- Blood brain barrier penetrant small molecule

Pivotal Advancement in 2026 with Clear Regulatory Path

- Successful End-of-Phase 2 FDA meeting obtained alignment on Phase 3 design
- Veteran development team with 3 FDA approvals in Neurology area

Alterity THERAPEUTICS

*modified Unified MSA Rating Scale Part 1 (mUMSARS)

Broad opportunity for ATH434 in neurodegenerative disease

Program:	Discovery / Pre-clinical	Phase 1	Natural History	Phase 2	Phase 3	Collaboration
Multiple system atrophy Double blind study					Planned	
Multiple system atrophy Open label study in advanced MSA						
Multiple system atrophy Natural history study						VANDERBILT UNIVERSITY MEDICAL CENTER
Parkinson's disease						
Friedreich's ataxia						University at Buffalo
Drug discovery						

Alterity THERAPEUTICS

Multiple System Atrophy (MSA):
Parkinsonian disorder with no approved treatment

Rapidly progressive
Highly debilitating

Up to 50,000
patients in U.S.

Disease characteristics:

- Motor: Parkinsonism, uncoordinated movements, balance problems, falls
- Autonomic dysfunction: blood pressure maintenance, bladder control, bowel function
- Atrophy and α-synuclein accumulation in multiple brain regions

Over 50%
require wheelchair in 5 years

7.5 years
median survival after symptom onset


Urinary dysfunction
REM sleep behavior disorder
Orthostatic hypotension
Parkinsonism
Cerebellar features
Multidomain autonomic failure
Pyramidal signs
Recurrent falls
Indwelling catheter
Frontal executive dysfunction
Unintelligible speech
Gastrostomy
Tracheostomy
Bronchopneumonia
Urosepsis
Sudden death
Clinically established MSA
Premotor MSA
Clinically probable MSA
Death can occur
Years:
0
3
6
9

Alterity THERAPEUTICS

Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al. Mov Disorders 2022 | Coon, et al. Brain 2015 | Multiple System Atrophy. National Institute of Neurological Disorders and Stroke (nih.gov)

Targeting the pathology in Parkinsonian disorders

Alterity
THERAPEUTICS

Targeting key players in MSA pathology
Alpha-synuclein and iron balance in health and disease



α-Synuclein protein

- Present in all neurons
- Enables neuronal communication

***In disease:** α-Synuclein aggregates in neurons in MSA impairing communication and leading to dysfunction*


Fe^{3+}
Fe^{2+}

Fe^{2+} Reactive
Fe^{3+} Stable

Two forms of iron required for cellular function

- Neurotransmitter synthesis (e.g., dopamine)
- Myelin synthesis (allows fast signal transmission)

***In disease:** Excess reactive iron drives α-synuclein aggregation and oxidative injury*

Alterity THERAPEUTICS

Pathology of Parkinsonian disorders

Increased Brain Iron in Areas of Pathology

Parkinson's disease


S. nigra (T)
S. nigra (pc)
Cerebellum
n = 7
n = 9
n = 8
n = 3
n = 13
n = 24
0
10000
20000
30000
nmol iron/g of human brain

Multiple System Atrophy


Putamen (M)
Putamen (L)
Globus pallidus (M)
Globus pallidus (L)
S. nigra (T)
n = 8
n = 10
n = 8
n = 8
n = 8
n = 9
n = 8
n = 11
n = 6
n = 9
0
10000
20000
30000
nmol iron/g of human brain

■ Patients ■ Healthy controls

Alterity THERAPEUTICS

Dexter et al. Brain 1991

Excess labile iron is a key driver of pathology causing α-synuclein aggregation and oxidative injury



Fe3+
Fe2+
Iron imbalance
PCBP
PCBP
Excess labile iron
PCBP: Poly(rC)-binding proteins
α-Synuclein aggregation
monomer or normal
oligomers
fibrils
α-syn fibrils damage multiple organelles
α-syn fibrils impair myelin production in MSA
ROS
Increased ROS
Mitochondrial dysfunction
ROS damage to cellular components.
Lipid peroxidation/ferroptosis
Neuron death and impaired oligodendrocyte function

Lee, S, et al. Neurobiology of Disease 197 (2024) https://doi.org/10.1016/j.nbd.2024.106535
Dusek, P., et al. Cerebral Iron Deposition in Neurodegeneration. (2022), 12, 714. https://doi.org/ 10.3390/biom12050714
Benarroch, E. Ferroptosis in Neurodegeneration 2023;101:312-319. doi:10.1212/WNL.0000000000207730

ATH434 mechanism of action: Iron chaperone

ATH434 chaperones excess labile (reactive) iron to reduce neuronal injury



Transferrin receptor
Tf
DMT1
ZIP8
ZIP14
Labile iron
ROS
PCBP
ATH434
Ferritin
Endosome
Enzyme
Mitochondria
Ferroportin
Fe²⁺ Reactive
Fe³⁺ Stable

PCBP: Poly(rC)-binding proteins

Chaperone mechanisms:

1. Efflux iron from cell (ferroportin)
2. Increase iron storage (ferritin)
3. Buffering Fe^{2+} in labile iron pool

Alterity Therapeutics

Sources: Adapted from Yanatori et al., BBA 2020 and Philpott et al., Frontiers Mol Bio. 2023 | Pall, et al. Metallomics, 2024.

Treatment approach: Address underlying pathology


Chaperone excess labile iron in the CNS
Reduce α-synuclein aggregation and oxidative injury
Preserve neurons and oligodendrocyte cell function
Stabilize function or slow decline

Based on mechanism of action, ATH434 is a potential disease modifying therapy

ATH434: Small molecule drug candidate

Oral administration	Preferred by patients and doctors vs infusions (IV, intrathecal) or injections
Blood-brain barrier penetrant	Acts intracellularly to address underlying pathology
Iron chaperone	Moderate binding affinity, redistributes excess labile iron in CNS
Broad treatment potential	Potential to treat many neurodegenerative diseases (e.g., Parkinson's, Friedreich Ataxia)
Orphan & Fast Track designations	US FDA Fast Track Designation and Orphan drug designation in U.S. and EU

ATH434 binding to labile iron


Fe

Alterity THERAPEUTICS

Multiple models of neurodegenerative disease demonstrate ATH434 efficacy

Target Disease	Model	Midbrain iron (incl. s. nigra)	α-Synuclein	Preserve neurons/ function	Clinical observations
MSA[1]	PLP-α-syn	↓	↓	↑	Improved motor performance
MSA[2]	PLP-α-syn	⟷ to ↓	↓	↑	Improved motor performance
Parkinson's	Monkey MPTP	⟷ to ↓	n/a	↑	Improved motor performance
Parkinson's	Mouse MPTP	↓	↓	↑	Improved motor performance
Parkinson's	Mouse A53T	↓	↓	↑	Improved motor performance
Parkinson's	Mouse tau knockout	↓	↓	↑	Improved motor performance

⟷ Stable

ATH434 consistently improved motor performance by reducing α-synuclein aggregation and preserving neurons

Alterity THERAPEUTICS

Sources: Bradbury et al, Am Acad. Neurol 2024; Finkelstein, Acta Neuropath Comm 2017; Beauchamp et al, Neurotherapeutics 2022 [1] Heras-Garvin et al, Mov Disord. 2021; [2] Finkelstein et al, J Park Dis 2022

ATH434 clinical development program in MSA

Diligent approach to de-risk development program

Natural History Study

bioMUSE

- Observational study in 21 participants with clinically probable MSA
- Designed to de-risk clinical development program
- Identify biomarkers to improve accuracy of patient selection

Phase 2

ATH434-201

Randomized double-blind placebo-controlled trial

Results: clinically meaningful efficacy on MSA rating scale, measures of orthostatic hypotension, disease severity

ATH434-202

Open label trial in advanced MSA patients

Results: showed improved neurological symptoms in more advanced patients and favorable safety

Alterity THERAPEUTICS

*Biomarkers of progression in Multiple System Atrophy (bioMUSE).; Biomarkers: Biomarkers:; MRI, Fluid, Digital

BioMUSE natural history study results

Optimized patient selection in Phase 2 trials

Advanced MRI methods



α-synuclein SAA in CSF



1000000
100000
10000
1000
100
Fluorescence
PD
MSA

- Identified "iron signature" of early MSA
- Differentiated MSA from Parkinson's disease (PD)
- Revised selection criteria in ATH434-201 and ATH434-202 protocols to exclude PD patients

Precision biomarker assessment

Structural mapping



Iron content in pallidum



0.02
0.01
0.00
-0.01
-0.02
Change from BL
6M
12M

- Improved precision of volume measurements
- Novel strategies for measuring brain iron in individual regions
- State of the art methods enabled precise measurements of brain iron and volume with MRI

Alterity THERAPEUTICS

Sources: Presentations/Posters on file, including Claassen et al, MDS Conference 2021 and 2022

ATH434-201: Randomized, double-blind, placebo-controlled study

Patient criteria:

N = 77

- Clinical diagnosis of MSA
- Motor symptoms ≤4 years
- No severe impairment
- Elevated brain iron on MRI
- Elevated plasma NfL

Study design:

1:1:1

- ATH434 75 mg twice daily
- ATH434 50 mg twice daily
- Placebo twice daily

12 months treatment

Endpoints:

Key clinical endpoint: MSA Rating Scale

Additional secondary endpoints: CGI-S, OHSA, Wearable Sensors, Safety

Key biomarker endpoint: brain iron content by MRI

Alterity THERAPEUTICS

MRI - Magnetic Resonance Imaging; **UMSARS** - Unified MSA Rating Scale (UMSARS) Scale– measures activities of daily living
CGI-S - Clinical Global Impression-Severity scale; **OHSA** - Orthostatic Hypotension Symptom Assessment

Importance of the Unified MSA Rating Scale Part I (UMSARS I)

UMSARS Part I Items:

- Speech
- Swallowing
- Handwriting
- Cutting food
- Dressing
- Hygiene
- Walking
- Falling
- Orthostatic symptoms
- Urinary function
- Bowel function
- Sexual function^

Rated from 0 to 48
higher scores worse

Validated rating scale to assess MSA disease severity

Rates functional impairment in domains affected in MSA

UMSARS is the FDA endorsed endpoint to support approval for the treatment of MSA

Primary endpoint in Phase 3

Alterity THERAPEUTICS

^ Modified version of UMSARS I excludes sexual function item

Baseline characteristics

	Placebo N=22	ATH434-201 50 mg twice daily N=25	ATH434-201 75 mg twice daily N=24
Age (y)	61.3 (6.6)	63.1 (6.1)	63.9 (6.7)
Gender (% male)	63.6%	52.0%	62.5%
Duration of motor symptoms (y)	2.5 (0.8)	2.6 (0.8)	2.3 (0.9)
Modified UMSARS I	16.9 (3.9)	15.2 (5.4)	14.4 (4.4)
Motor score of Parkinson plus scale[1]	57.6 (14.2)	47.8 (18.4)	48.9 (16.8)
Plasma NfL (pg/mL)	34.9 (12.5)	31.1 (9.1)	32.3 (9.0)
CSF aggregating α-syn SAA (+)	91%	92%	96%
OH symptom assessment	13.5 (9.8)	13.8 (13.2)	15.0 (12.2)
Clinical phenotype: MSA-P (%)	59.1%	60.0%	70.8%
Severe orthostatic hypotension	4.5%	4.0%	29.2% ↑

Groups balanced at baseline except for severe orthostatic hypotension – a predictor of rapid disease progression

Alterity THERAPEUTICS

Clinical Analysis Population

[1] Payan et al. PlosOne 2011

Clinically Significant Efficacy on 11-Item UMSARS I
Change from Baseline to Week 52


Modified UMSARS I
26
24
22
20
18
16
14
0
13
26
39
52
Week
*
P =0.037
for 50 mg
worsening

	Difference v. placebo LS mean (SE)	Relative treatment effect
Placebo N=22		
ATH434 50 mg N=25	-3.7 (1.7)	46%
ATH434 75 mg N=24	-2.7 (1.8)	34%

Minimal clinically important difference (MCID) on UMSARS I	***= – 1.5 points***

Relative Treatment Effect:

$$\frac{\text{Change}_{\text{ATH434}} - \text{Change}_{\text{Placebo}}}{\text{Change}_{\text{Placebo}}}$$

Item Analysis of 11-Item UMSARS I: Consistent efficacy across multiple domains
ATH434 treatment effect vs. placebo



50 mg BID
75 mg BID
← Improvement
UMSARS Part I item
mod. total
speech
swallowing
handwriting
cutting food
dressing
hygiene
walking
falling
OH
urinary
bowel
-6 -5 -4 -3 -2 -1 0 1
Difference vs placebo
LS mean (SE)

Similar pattern of efficacy in both dose groups

Efficacy on Clinical Global Impression of Severity (CGI-S) scale
Change from baseline to week 52


1.5
1.0
0.5
0.0
Change in CGIS
(Week 52-Baseline)
* p=0.006
Worsening
Placebo
ATH434
50 mg
ATH434
75 mg
LS mean (SE)

- CGI-S
  - 7-point scale
  - higher score indicates a worse outcome
- Assesses total picture over prior 28 days
  - illness severity, impact of illness on function, level of distress and any other aspects of impairment

Clinical Analysis Population, incl CSF NfL as covariate

Orthostatic Hypotension Symptom Assessment (OHSA) Change from baseline to week 52


10
5
0
-5
Change in OHSA (week 52 – BL)
p=0.08
p=0.14
worsening
Placebo
ATH434
50 mg
ATH434
75 mg
LS Mean (SE)



- Assesses symptoms of low blood pressure when going from sitting to standing (e.g., dizziness / feeling faint / lightheadedness)
- Patient reported outcome

Swallowing Disturbance Questionnaire (SDQ) Change from baseline to week 52



Change in SDQ
(Week 52-Baseline)
10
5
0
*
p=0.003
Placebo
ATH434
50 mg
ATH434
75 mg
Worsening
LS Mean (SE)

Patient Reported Outcome

Validated Scale for Detecting Dysphagia

1. Do you experience difficulty chewing solid food like an apple, cookie or a cracker?
2. Are there any food residues in your mouth, cheeks, under your tongue or stuck to your palate after swallowing?
3. Does food or liquid come out of your nose when you eat or drink?
4. Does chewed up food dribble from your mouth?
5. Do you feel you have too much saliva in your mouth; do you drool or have difficulty swallowing your saliva?
6. Do you swallow chewed up food several times before it goes down your throat?
7. Do you experience difficulty in swallowing solid food (i.e., do apples or crackers get stuck in your throat)?
8. Do you experience difficulty in swallowing pureed food?
9. While eating, do you feel as if a lump of food is stuck in your throat?
10. Do you cough while swallowing liquids?
11. Do you cough while swallowing solid foods?
12. Immediately after eating or drinking, do you experience a change in your voice, such as hoarseness or reduced?
13. Other than during meals, do you experience coughing or difficulty breathing as a result of saliva entering your windpipe?
14. Do you experience difficulty in breathing during meals?
15. Have you suffered from a respiratory infection (pneumonia, bronchitis) during the past year?

Laryngoscope, 121:1383–1387, 2011

Alterity THERAPEUTICS

Clinical Analysis Population, incl NfL as covariate

ATH434 preserved walking in outpatient setting
Change from baseline to week 52


Step count
Change in Steps/day
0
-1000
-2000
-3000
*
P=0.0436
P=0.1071
Worsening
Total time walking
Change in minutes/day
0
-10
-20
-30
-40
p=0.1049
p=0.1506
Worsening
Bouts of walking
Change in minutes/day
0
-20
-40
-60
-80
Worsening
Sit to stand transitions
Change in transition/day
0
-20
-40
Worsening
Placebo
ATH434-201 50 mg
ATH434-201 75 mg


Pendant
Wearable movement sensor

Clinical Analysis Population, incl CSF NfL as covariate

Adverse Events

N (%) of subjects [1]	Placebo twice daily N=26	ATH434-201 50 mg N=25	ATH434-201 75 mg N=26
Any Adverse Event (AE)	24 (92.3%)	21 (84.0%)	25 (96.2%)
UTI	14 (53.8%)	10 (40.0%)	7 (26.9%)
Fall	8 (30.8%)	7 (28.0%)	8 (30.8%)
Covid-19	1 (3.8%)	6 (24.0%)	4 (15.4%)
Fatigue	2 (7.7%)	1 (4.0%)	5 (19.2%)
Back pain	1 (3.8%)	3 (12.0%)	2 (7.7%)
Severe AEs [2]	8 (30.8%)	3 (12.0%)	6 (23.1%)
Serious AEs [2]	10 (38.5%)	5 (20.0%)	7 (26.9%)

- **Similar rates of AEs in ATH434 and placebo participants**
- **No severe or serious AEs related to study drug**
- **No hematologic side effects**

1 - Reporting one or more event
2 - None related to Study Drug

Alterity THERAPEUTICS

Neuroimaging

Measuring Iron Content with MRI (QSM)
Regional increases in iron in MSA Patient

Substantia Nigra

Midbrain axial view



Putamen / Globus Pallidus

Basal ganglia axial view



Alterity THERAPEUTICS

QSM: Quantitative Susceptibility Mapping | QSM overlay: warm colors = higher magnetic susceptibility (iron content)

Iron Deposition on MRI in Placebo: Change Baseline → Week 52

ATH434-201



Substantia Nigra
Putamen
Globus Pallidus
Lentiform Nucleus
Dentate Nucleus
ΔQSM Iron (×10⁻³ ppm) (Week 52 − Baseline)
50
40
30
20
10
0
−10
−20
−30
Placebo (n=18)
Placebo (n=18)
Placebo (n=18)
Placebo (n=18)
Placebo (n=17)

Box: IQR · Line: median · Whiskers: 1.5×IQR · Points: outliers · mITT population

Mean ± 95% CI

Alterity THERAPEUTICS

Iron Deposition on MRI: ATH434 vs. Placebo


ATH434 50 mg BID
ATH434 75 mg BID
Substantia Nigra
Putamen
Globus Pallidus
Lentiform Nucleus
Dentate Nucleus
−0.03
−0.02
−0.01
0
+0.01
+0.02
+0.03
LSMD (ATH434 − Placebo), ppm
← Favors ATH434 (less iron)
Favors Placebo →

MMRM with sex, age, baseline CSF NfL, and baseline iron as covariates

Correlation Between Change in Iron and Change in UMSARS I Score at Week 52

ATH434 decouples iron accumulation from clinical worsening

	Substantia Nigra	Putamen	Globus Pallidus	Lentiform Nucleus
Placebo (n = 16)	r = +0.53*	r = +0.59*	r = +0.69**	r = +0.76***
50 mg BID (n = 15)	r = +0.18	r = +0.32	r = +0.27	r = +0.37
75 mg BID (n = 15)	r = +0.36	r = +0.40	r = +0.38	r = +0.42

*† p<0.10 * p<0.05 ** p<0.01 *** p<0.001 | Residual partial correlation*

Controlling for Sex, Age, Baseline CSF NfL, Baseline QSM

Alterity THERAPEUTICS

Summary: ATH434 Interrupts the Pathologic Process in MSA

- Iron accumulates in the basal ganglia of MSA patients, most prominently in the globus pallidus and putamen
- QSM allows quantitation of total brain iron but does not distinguish between reactive (toxic in excess) and stable forms of iron
- In placebo-treated patients, change in iron **strongly** correlates with change in disease severity
- In ATH434-treated patients, change in iron **weakly** correlates with change in disease severity
  - ATH434 leads to a **decoupling** of iron accumulation and clinical worsening as assessed by UMSARS I

Alterity THERAPEUTICS

Measuring Brain Volume in MSA Regions of Interest

Subject 1

Subject 2



Change in Brain Volume*


26 weeks
52 weeks
0.0000
-0.1000
-0.2000
-0.3000
-0.4000
-0.5000
-0.6000
Z-score
worsening
Placebo
ATH434-201 50 mg BID
ATH434-201 75 mg BID

ATH434 showed trends in preserving brain volume

Alterity THERAPEUTICS

* MSA Atrophy Index: composite z-score of putamen, GP, cerebellum and brainstem vs. healthy age-matched population

ATH434-202: Open label study in advanced MSA

Design	Single arm, open-label
Objective	Assess safety and efficacy in advanced MSA
Population	Advanced MSA (n=10)
Treatment	ATH434 75 mg BID x 12 months
Brain MRI Biomarkers	Volume, Iron
Key Clinical Measure	UMSARS I

Outcomes:

- Comparable efficacy observed at same dose in double blind study
- No serious Adverse Events (AEs) related to study drug
- AEs consistent with underlying disease

The study indicates the potential of ATH434 to slow disease progression in advanced MSA

Alterity THERAPEUTICS

[1] MSA affected areas by MSA-atrophy index. Trujillo, P. et al Annals of Clin and Trans Neuro, 2025
*ATH434-201 listed for comparative purposes, data are not from a head-to-head study

Carefully designed Phase 2 program demonstrates potential for ATH434 in MSA

ATH434 demonstrated clinically significant efficacy in slowing disease progression in MSA

- Both dose levels efficacious on UMSARS I and important secondary endpoints
- Demonstrated target engagement with reduced iron accumulation in MSA affected brain regions
- Stabilized orthostatic hypotension, one of the most challenging MSA symptoms to manage
- Preserved walking in outpatient setting as measured with objective digital biomarker
- Open-label trial showed comparable safety and efficacy in advanced MSA
- No safety signals and well-tolerated
  No serious AEs related to study drug

Alterity THERAPEUTICS

Successful End-of-Phase 2 meeting with FDA
Alignment on on key elements of the Phase 3 design

- **Primary endpoint:** 11-Item UMSARS Part I
- **Population :** ~200 patients with clinical and biomarker evidence of MSA
- **Dosing regimen:** 50 mg dose administered twice-daily for 12 months
- **Key secondary endpoints:** Swallowing Disturbance Questionnaire (SDQ), Orthostatic Hypotension Symptom Assessment (OHSA), and the Clinical Global Impression of Severity (CGIS)
- **Statistics:** Methods for analyzing primary and secondary efficacy endpoints acceptable
- **Safety database:** Anticipated safety database at the conclusion of Phase 3 reasonable

Alterity THERAPEUTICS

FDA Alignment on Phase 3 trial Design

Patient criteria:

N = ~200

- Clinical diagnosis of MSA
- Ambulatory without assistance
- No severe impairment
- Brain atrophy in MSA affected regions on MRI
- Elevated plasma NfL

Study design:

1:1 *

- ATH434 — 50 mg twice daily
- Placebo — twice daily

12 months treatment

* Randomization stratified by screening plasma NfL

Efficacy Endpoints:

Primary endpoint
11 Item UMSARS Part I
FDA endorsed clinical endpoint

Key Secondary endpoints
SDQ, OHSA, CGIS

Efficacy Analysis
Includes baseline CSF NfL as covariate

Expect to initiate trial activities by YE 2026

Alterity THERAPEUTICS

11-Item UMSARS Part I (previously described as modified UMSARS I): Unified Multiple System Atrophy Rating Scale, 11-items include: Orthostatic symptoms, Swallowing, Speech, Handwriting, Cutting food, Dressing, Hygiene, Walking, Falling, Urinary and Bowel function.
SDQ - Swallowing Disturbance questionnaire **OHSA** - Orthostatic Hypotension Symptom Assessment; **CGIS** – Clinical Global Impression of Severity

Commercial assessment & corporate overview

Independent commercial assessment in MSA

Target product profile based on positive Phase 2 data

Strong Intent to Prescribe

Over 70% of neurologists were "extremely likely" or "very likely' to prescribe ATH434 based on its profile

Substantial Unmet Need

Severely debilitating illness with no approved treatment ripe for new entrants

Critical need for a tolerable, disease modifying therapy

Targeted Mechanism of Action

Importance of inhibiting α-synuclein aggregation to address the underlying pathology of disease

Efficacy is the Key Driver

Slowing disease progression is key driver of physician interest

Stabilizing orthostatic hypotension*, one of the most challenging symptoms in MSA, strongly positions ATH434

USD $2.4 Billion

Potential worldwide annual peak sales for ATH434 in MSA

Alterity THERAPEUTICS

*Orthostatic hypotension is the drop in blood pressure on standing; Global peak sales number in U.S. Dollars; Independent market research survey conducted in 2025. Peak sales estimate based on U.S. prevalence of ~19,000

Well Positioned for 2026 Catalysts

Finalize Regulatory Strategy - Align with U.S. FDA on Phase 3 clinical trial

✓ Reached alignment in Type C meeting related to clinical pharmacology and non-clinical elements
✓ Reached alignment in Type C meeting related to Chemistry Manufacturing & Controls (CMC)
✓ Agreement with FDA on Phase 3 study design at End-of-Phase 2 meeting

Phase 3 Readiness activities

- Clinical site identification and qualification
- Manufacture and package of clinical drug supply
- Initiate start-up activities for the trial by year end

Build for Scalable Growth

- Expand intellectual property protection
- Evaluate additional high-value indications to grow the pipeline
- Strengthen the team to enhance organizational capabilities

Alterity THERAPEUTICS

ASX: ATH
NASDAQ: ATHE

Alterity
THERAPEUTICS

APPENDIX

Inadequately chaperoned cellular iron drives MSA pathology


Promotes α-synuclein cross linking[1]
Directly increases α-synuclein translation[2]
ODG toxicity due to limited endogenous glutathione[3]
Free radicals promote α-synuclein aggregation[4]
Impaired lysosomal autophagy[5]
Excess labile iron

The Relevance of Iron in the Pathogenesis of Multiple System Atrophy: A Viewpoint

Christine Kaindlstorfer, Kurt A Jellinger, Sabine Eschlböck, Nadia Stefanova, Günter Weiss, Gregor K Wenning

Journal of Alzheimer's Disease (2018) DOI 10.3233/JAD-170601

Iron converts native α-SYN into a β-sheet conformation and promotes its aggregation *either directly or via increasing levels of oxidative stress. The disturbance of iron homeostasis leads to abnormal iron deposition in the brain and causes neurotoxicity via generation of free radicals and oxidative stress.*

Cellular iron deposition patterns predict clinical subtypes of multiple system atrophy

Seojin Lee, Ivan Martinez-Valbuena, Anthony E Lang, Gabor G. Kovacs

Neurobiology of Disease. 2024. https://doi.org/10.1016/j.nbd.2024.106535

Importantly, extensive evidence suggests a molecular relationship between iron accumulation and α-syn pathology.

Alterity THERAPEUTICS

[1]Duce JA, et al. Mol Neurodegener. 2017;12(1):45. [2]Febbraro F, et al. NeuroReport. 2012;23(9):576-580. [3]Thorburne SK, Juurlink BH. Neurochem. 1996;67(3):1014-1022. [4]Souza JM, J Biol Chem. 2000;275(24):18344-18349. [5]Tanji, K, et al. Neurobiol Dis. 2013;49:190-198.
doi 10.3233/JAD-170601 (2018); doi.org/10.3390/ijms25084269 (2024)

Animal data supporting Phase 2 dose selection

PLP-α-syn Mouse model


Total SNpc neurons
6000
5000
4000
3000
2000
***
***
***
Veh
3
10
30
WT
ATH434 (mg/kg)

MPTP Mouse model


Total SNpc neurons
6000
3000
0
*
**
***
***
0
1
3
10
30
80
C
ATH434 (mg/kg)

Alterity THERAPEUTICS

Iron is a key driver of the MSA Pathology

ATH434 chaperones excess iron to reduce neuronal injury

Disrupted Control of CNS Iron

Overwhelms natural iron buffering systems, leading to iron accumulation in MSA brain regions

MSA Pathology Cycle



Reactive Iron
Oxidative Stress
α-synuclein aggregation
Key disease drivers

Reactive iron

Generates free radicals

Promotes α-synuclein aggregation

Oxidative stress

Disrupts multiple cellular functions

Promotes α-synuclein aggregation

α-synuclein aggregation

Neuronal toxicity

Impaired myelin production

Alterity THERAPEUTICS

Correlation Between Change in Iron and Change in UMSARS I Score at Week 52

ATH434 decouples iron accumulation from clinical worsening



Standardised regression slope
(β: ΔUMSARS ~ ΔIQSM, partial)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Placebo
ATH434 50 mg BID
ATH434 75 mg BID
decoupling
in treated
Substantia
Nigra
Putamen
Globus
Pallidus
Lentiform
Nucleus

Controlling for Sex, Age, Baseline CSF NfL, Baseline QSM

Alterity
THERAPEUTICS

ATH434-201: Populations and key endpoints


6 no post baseline UMSARS I
71 Clinical analysis population
77 Randomized
61 Imaging analysis population
5 neg. CSF α-syn SAA
10 d/c before week 26
1 completed week 26 w/o MRI

Endpoint	Change from BL to week 52	Population
Biomarker (Primary)	Iron content in s. nigra by MRI	Imaging
Clinical (Key secondary)	Change in Modified UMSARS Part I	Clinical

Alterity THERAPEUTICS

All patients in Imaging and Clinical analysis populations were randomized and treated

ATH434-202: Open label study in advanced MSA

Parameter	ATH434-202 75 mg BID N=10	ATH434-201 75mg BID N=24
Age (yr)	64.5 (7.5)	63.9 (6.7)
Duration of motor symptoms (yr)	3.9 (1.8)	2.3 (0.9)
Modified UMSARS I[1]	19.2 (5.3)	14.4 (4.4)
Motor score of Parkinson Plus Scale2	57.5 (20.4)	48.9 (16.8)
Plasma NfL (pg/mL)	42.1 (14.1)	32.3 (9.0)
OH Symptom Assessment	16.7 (14.8)	15.0 (12.2)
Severe Orthostatic Hypotension	40.0%	29.2%

Mean (SD)

Key objective was to assess efficacy and safety of ATH434 75 mg dose for comparison to 75 mg dose in 201 double-blind study

Alterity THERAPEUTICS

[1] MSA affected areas by MSA-atrophy index. Trujillo, P. et al Annals of Clin and Trans Neuro, 2025

ATH434-202: Key data at 75 mg dose
Comparison to double blind study at 12 mo

Change over 12 Months	ATH434-202 75 mg BID N=10	ATH434-201 75mg BID N=24
Modified UMSARS I	3.5 (4.7)	5.6 (5.6)
Clinical global impression of change (% stable)	30%	21%
Patient global impression of change (% stable)	30%	26.4%
Brain volume[1]	-0.44 (0.14)	-0.42 (0.29)

Mean (SD)

- No serious AEs related to study drug
- AEs consistent with underlying disease

The 75 mg dose demonstrated comparable efficacy to that observed in the double-blind study

Alterity THERAPEUTICS

[1]In MSA affected areas by MSA-atrophy index. Trujillo, P. et al. Annals of Clin and Trans Neuro, 2025